                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 22977
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2002





                                    CONTENTS



                                                                     Page

Statements of Transfer Fee Billings                                    1

Summary of Costs Incurred                                              2

Calculation of Allowed Cost of Capital - Effective April 1, 2002       3

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                       STATEMENTS OF TRANSFER FEE BILLINGS
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2002
                                      January 2002                    February 2002                      March 2002
                             -----------------------------    -----------------------------    -----------------------------
                                                  Billings                         Billings                         Billings
                             Tons         Fee     Amount      Tons        Fee      Amount      Tons         Fee     Amount
                             ----         ---     ------      ----        ---      ------      ----         ---     ------
                                       (per ton)  (000)                (per ton)   (000)                 (per ton)  (000)
SERVICE TO AFFILIATES

    Cardinal Units 2 & 3 .        -      $ -       $  -            -     $1.23       $  121         -      $ -        $ -

    Kammer . . . . . . . .        -        -          -          17,372  $1.23           21       27,372   $1.23          34

    Mountaineer Plant. . .     107,016   $1.23        131        63,386  $(0.68)        (43)*    111,418   $1.23         137

    Tanners Creek. . . . .      33,343   $1.23         41        46,426  $1.23           57       28,128   $1.23          34

    Rockport Plant . . . .     648,633   $1.23        798       714,866  $1.23          880      463,091   $1.23         570

SERVICE TO NON-AFFILIATES      774,553   $1.13        875       668,298  $1.15          767      618,157   $1.11         688
-------------------------    ---------             ------     ---------              ------    ---------              ------

    TOTAL. . . . . . . . .   1,563,545             $1,845     1,510,348              $1,803    1,248,166              $1,463
                             =========             ======     =========              ======    =========              ======

*Includes a billing credit of $121,000.


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                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2002


                                                                    Three
                                                                    Months
                                 January    February     March      Ended
                                   2002       2002        2002     3/31/02
                                 -------    --------     -----     -------
                                              (in thousands)

Rents. . . . . . . . . . . . . . $  610     $  609      $  636     $1,855
Labor-UMW* . . . . . . . . . . .    425         60         150        635
Benefits-UMW*. . . . . . . . . .    152         93         489        734
Salaries and Benefits-Nonunion .    185         42         124        351
Material & Supplies. . . . . . .    148        241          86        475
Billed Services. . . . . . . . .    (30)       (15)        465        420
Taxes**. . . . . . . . . . . . .     53         53          53        159
Administrative and General . . .    157         99         101        357
Inventory Adjustments*** . . . .    -          -            (1)        (1)
Electricity. . . . . . . . . . .     69         80          74        223
Cost-of-Capital. . . . . . . . .     21         28          25         74
                                 ------     ------      ------     ------

          Total. . . . . . . . . $1,790     $1,290      $2,202     $5,282
                                 ======     ======      ======     ======

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in benefits.



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                               OHIO POWER COMPANY
              COOK COAL TERMINAL AND RAIL CAR MAINTENANCE FACILITY
                          RATE OF RETURN ON INVESTMENT


                CAPITALIZATION                                    AFTER-TAX
                  @12/31/01       PERCENT       EFFECTIVE         WEIGHTED
COMPONENT            (000)        OF TOTAL         COST        RATE OF RETURN
---------       --------------    --------      ---------      --------------

Long-term Debt  $1,194,568(a)       49.67%        6.65%(c)          3.30%

Preferred Stock     25,498           1.06%        4.94%(c)          0.05%

Common Stock     1,184,785(b)       49.27%       12.81%(d)          6.31%
                ----------         ------                           ----

Total           $2,404,851         100.00%                          9.66%*
                ==========         ======                           ====


a) Includes Long-Term Debt due in one-year and is net of unamortized debt premium and discount, unamortized debt expense, and the unamortized loss on reacquired debt.
b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.
c)       Cost at 12/31/01.
d) The rate allowed by the PUCO in 1995 in a retail rate settlement approved in March 1995.
* Rate will be applied for billing purposes to the twelve months period commencing April 1, 2002.